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SEC
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MAR 11 2016

Washington DC
409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42982

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wm. H. Murphy & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

770 South Post Oak Lane, Suite 690
(No. and Street)

Houston	TX	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William H. Murphy (713) 965-9494
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

1842 FM 1566	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG

OATH OR AFFIRMATION

I, William H. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wm. H. Murphy & Co., Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DONNA K. BLACK
MY COMMISSION EXPIRES
OCTOBER 25, 2018

Signature

William H. Murphy, CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Wm. H. Murphy & Co., Inc.

We have audited the accompanying consolidated statement of financial condition of Wm. H. Murphy & Co., Inc. and Subsidiaries as of December 31, 2015, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of Wm. H. Murphy & Co., Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wm. H. Murphy & Co., Inc. and Subsidiaries as of December 31, 2015, and the results of its consolidated operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Wm. H. Murphy & Co., Inc. and Subsidiaries' consolidated financial statements. The supplemental information is the responsibility of Wm. H. Murphy & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.



PHILLIP V. GEORGE, PLLC

Celeste, Texas
March 10, 2016

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

WM. H. MURPHY & CO., INC. AND SUBSIDIARIES
Consolidated Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$	31,323
Commissions receivable from clearing/broker dealer		656
Advance to shareholder		45,000
Other receivables		50
Securities owned		23,417
Prepaid expenses		7,354
Clearing deposit		8,000
TOTAL ASSETS	$	115,800

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	13,861
TOTAL LIABILITIES		13,861
Stockholder's Equity		
Common stock, $1 par value, 1,000,000 shares authorized, 8,000 shares issued and outstanding		8,000
Additional paid-in capital		825,524
Accumulated deficit		(731,585)
Total Stockholder's Equity		101,939
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	115,800

See notes to consolidated financial statements.

WM. H. MURPHY & CO., INC. AND SUBSIDIARIES
Consolidated Statement of Operations
Year Ended December 31, 2015

Revenue		
Investment banking	$	67,663
Consulting income		34,000
Expense reimbursements		35,215
Securities commissions		14,422
Other revenue		685
TOTAL REVENUE		151,985
Expenses		
Clearing and other charges		5,207
Compensation and related costs		2,711
Communications		5,193
Consulting fees		41,700
Professional fees		26,609
Occupancy and equipment		31,252
Regulatory fees and expenses		9,878
Insurance		11,594
Other expenses		8,460
TOTAL EXPENSES		142,604
Net income before other gain		9,381
Other Gain		
Unrealized gain on securities owned		4,658
Net Income	$	14,039

See notes to consolidated financial statements.

WM. H. MURPHY & CO., INC. AND SUBSIDIARIES
Consolidated Statement of Changes in Stockholder's Equity
Year Ended December 31, 2015

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2014	8,000	$ 8,000	$809,524	$ (745,624)	$ 71,900
Additional paid-in capital contributed	-	-	16,000	-	16,000
Net income	-	-	-	14,039	14,039
Balances at December 31, 2015	8,000	$ 8,000	$825,524	$ (731,585)	$ 101,939

See notes to consolidated financial statements.

WM. H. MURPHY & CO., INC. AND SUBSIDIARIES
Consolidated Statement of Cash Flows
Year Ended December 31, 2015

Cash flows from operating activities:	
Net income	$ 14,039
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized gain on securities owned	(4,658)
Changes in assets and liabilities	
Increase commissions receivable from clearing broker/dealer	(5)
Decrease in other receivables	105
Increase in prepaid expenses	(2,078)
Increase in accounts payable and accrued expenses	8,885
Decrease in deferred revenue-expense reimbursements	(15,000)
Net cash provided by operating activities	1,288
Cash flows from financing activities:	
Additional paid-in capital contributed	16,000
Net increase in cash	17,288
Cash at beginning of year	14,035
Cash at end of year	$ 31,323

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to consolidated financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Wm. H. Murphy & Co., Inc., (Murphy & Co.), was organized in the state of Texas in 1990. Murphy & Co. is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). Murphy & Co.'s customers are primarily individuals and corporations located throughout the United States. In addition to functioning as a general securities broker-dealer the Company operates as (a) an advisor providing transaction structuring and assistance to early stage and growth stage entities, and (b) an advisor for mergers and acquisitions.

Wm. H Murphy & Co., Inc. and subsidiaries (Company) consolidated financial statements include the accounts of Murphy Ventures I, LLC, a Delaware limited liability company organized in February 2011 (MV I), Murphy Ventures II, LLC, a Delaware limited liability company organized in June 2011 (MV II), Murphy Ventures III, LLC, a Delaware limited liability company organized in October 2011 (MV III), Murphy Ventures IV, LLC, a Delaware limited liability company organized in October 2012 (MV IV), and Murphy Ventures V, LLC, a Delaware limited liability company organized in June 2014 (MV V). MV I, MV II, MV III, MV IV, and MV V are collectively referred to as Venture Entities.

Murphy & Co. operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. Murphy & Co. does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Significant Accounting Policies:

Principles of Consolidation

The accompanying consolidated financial statements include Murphy & Co. and its subsidiaries. Murphy & Co. consolidates all majority-owned and controlled subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Securities owned are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Substantially all of the Company's other financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value

Securities owned

Securities owned are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. The increase or decrease in fair value is credited or charged to operations.

Derivatives

The Company uses derivatives to manage risks related to interest rate movements. Unrealized gains or losses, if any, on these derivatives are recorded currently in the statement of operations as investment banking revenue. The Company documents its risk management strategy and hedge effectiveness at the inception of and during the term of each hedge. The Company does not apply hedge accounting under ASC 815 *Derivatives and Hedging* as all financial instruments, including derivative financial instruments, are marked to market with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under ASC 815 are generally not applicable with respect to these financial instruments. There were no realized or unrealized gains or losses on derivates during 2015.

The Company has entered into various transactions involving derivatives and other off-balance sheet financial instruments. These derivative financial instruments are used to manage the interest rate risk of the Venture Entities. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Note 1 - Nature of Business and Summary of Significant Accounting Policies Continued)

Revenue Recognition

Investment banking revenues are recorded at the time a transaction is completed and the related income is reasonably determinable. Investment banking revenues include consulting fees earned in connection with Venture Entities and private placement fees.

Consulting fees are recognized during the period the services are rendered.

Security transactions and the related commission revenue and expense are recorded on a trade date basis.

Income Taxes

The Company files a consolidated federal tax return.

The Company is also subject to state income taxes.

As of December 31, 2015, open Federal tax years subject to examination include the tax years ended December 31, 2012 through December 31, 2014.

Note 2 - Transactions with Clearing Broker Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $8,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $44,607, which was $39,607 in excess of its net capital requirement of $5,000. The Company's net capital ratio was 0.31 to 1.

Note 4 - Fair Value / Securities Owned

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1*. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2*. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3*. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Note 4 - Fair Value / Securities Owned (continued)

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes, and procedures. Management implements valuation control processes to validate the fair value of the Company's financial instruments measured at fair value, including those derived from pricing models. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair Value Measurements

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015.

Common Stock: Securities which are traded on securities exchanges are valued at the last sale price on the exchange on which such securities are traded, as of the close of business on the day the securities are being valued or, lacking any reported sales, at the mean between the last available bid and asked price.

The following table summarized the Valuation of the company's investments by the fair value hierarchy levels as of December 31, 2015.

	Level 1	Level 2	Level 3	Total
Common stock	$ 23,417	$ -	$ -	$ 23,417

Securities owned consist of holdings of one common stock. Cost and fair value of securities owned at December 31, 2015, are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Common stock	$ 826	$ 22,591	$ -	$ 23,417

Transfers between levels are recognized at the end of the reporting period. During 2015, the Company recognized no transfers to/from level 1 and level 2. There were no level 3 investments held by the Company during 2015.

Note 5 - Investment Transactions

MV I, MV II, MV III, MV IV, and MV V, entered into various agreements with five unrelated third parties to provide interest-rate hedges on behalf of the third parties. These agreements consist of long-term forward contracts, funding loans, and interest rate caps.

MV I

In February 2011, MV I entered into a forward contract with an unrelated third party, which was funded in part by the issuance of a loan in the amount of $20,000,000. Repayment of the loan will consist of ten annual payments of $2,590,091, including interest at a rate of 5%, through February 2021. At December 31, 2015 the loan balance plus accrued interest is $13,695,779.

The holder of the forward contract has the right and obligation to receive an annual payment of a face amount of certain bonds, the amount of which will be determined based on future interest rates, in exchange for a payment of a fixed strike price. Each such face amount of bonds has a strike price of $1,649,909 and a notional amount of $4,000,000.

MV I has an interest rate cap agreement with an international financial services group. The agreement provides payments to MV I in the event of a rise in interest rates over the term of the forward contract. The interest rate cap agreement provides MV I with the exact difference in cash flow between the forward contract it holds as a liability, and the funding loan it holds as an asset; therefore, MV I holds a completely hedged net position.

The net value of these instruments is accounted for as a single item, rather than as separate assets and liabilities as the forward contract and the interest rate cap have been determined to be a hedge of the loan. At December 31, 2015, the net present value of the future cash flows of these instruments and the market value netted to zero; therefore, there are no related assets or liabilities shown in the accompanying consolidated statement of financial condition.

MV II

In June 2011, MV II entered into a forward contract with an unrelated third party, which was funded in part by the issuance of a loan in the amount of $36,000,000. Repayment of the loan will consist of nine annual payments of $1,880,000, including interest at a rate of 5%, and one final annual payment of all outstanding and unpaid interest and principal on June 30, 2021. At December 31, 2015 the loan balance plus accrued interest is $36,544,128.

Note 5 - Investment Transactions (continued)

The holder of the forward contract has the right and obligation to receive an annual payment of a face amount of certain bonds, the amount of which will be determined based on future interest rates, in exchange for a payment of a fixed strike price. Each such face amount of bonds has a strike price of $2,360,000 for the initial nine bond deliveries, and the tenth bond delivery has a strike price of $3,366,230. All ten bond deliveries have a notional amount of $4,000,000.

MV II has an interest rate cap agreement with an international financial services group. The agreement provides payments to MV II in the event of a rise in interest rates over the term of the forward contract. The interest rate cap agreement provides MV II with the exact difference in cash flow between the forward contract it holds as a liability, and the funding loan it holds as an asset; therefore, MV II holds a completely hedged net position.

The net value of these instruments is accounted for as a single item, rather than as separate assets and liabilities as the forward contract and the interest rate cap have been determined to be a hedge of the loan. At December 31, 2015, the net present value of the future cash flows of these instruments and the market value netted to zero; therefore, there are no related assets or liabilities shown in the accompanying consolidated statement of financial condition.

MV III

In November 2011, MV III entered into a forward contract with an unrelated third party, which was funded in part by the issuance of a loan in the amount of $31,250,000. Repayment of the loan will consist of nine annual payments of $1,600,000, including interest at a rate of 4.8%, and one final annual payment of all outstanding and unpaid interest and principal on November 22, 2021. At December 31, 2015 the loan balance plus accrued interest is $30,978,337.

Note 5 - Investment Transactions (continued)

The holder of the forward contract has the right and obligation to receive an annual payment of a face amount of certain bonds, the amount of which will be determined based on future interest rates, in exchange for a payment of a fixed strike price. Each such face amount of bonds has strike prices and notional amounts as follows:

Forward Contract Year End	Notional Amount	Strike Price
1	$ 2,000,000	$ 520,000
2	2,300,000	838,000
3	2,600,000	1,156,000
4	3,200,000	1,792,000
5	3,800,000	2,428,000
6	4,400,000	3,064,000
7	5,100,000	3,806,000
8	5,800,000	4,664,000
9	6,500,000	5,420,000
10	7,200,000	4,972,110

MV III has an interest rate cap agreement with an international financial services group. The agreement provides payments to MV III in the event of a rise in interest rates over the term of the forward contract. The interest rate cap agreement provides MV III with the exact difference in cash flow between the forward contract it holds as a liability, and the funding loan it holds as an asset; therefore, MV III holds a completely hedged net position.

The net value of these instruments is accounted for as a single item, rather than as separate assets and liabilities as the forward contract and the interest rate cap have been determined to be a hedge of the loan. At December 31, 2015, the net present value of the future cash flows of these instruments and the market value netted to zero; therefore, there are no related assets or liabilities shown in the accompanying consolidated statement of financial condition.

Note 5 - Investment Transactions (continued)

MV IV

In November 2012, MV IV entered into a forward contract with an unrelated third party, which was funded in part by the issuance of a loan in the amount of $97,565,250. Repayment of the loan will consist of nine annual payments of $5,125,000, including interest at a rate of 5.12%, and one final annual payment of all outstanding and unpaid interest and principal on November 2, 2022. At December 31, 2015 the loan balance plus accrued interest is $98,066,676.

The holder of the forward contract has the right and obligation to receive an annual payment of a face amount of certain bonds, the amount of which will be determined based on future interest rates, in exchange for a payment of a fixed strike price. Each such face amount of bonds has strike prices and notional amounts as follows:

Forward Contract Year End	Notional Amount	Strike Price
1	$ 10,000,000	$ 5,365,000
2	10,000,000	5,365,000
3	15,000,000	10,610,000
4	15,000,000	10,610,000
5	20,000,000	15,855,000
6	20,000,000	15,855,000
7	25,000,000	21,100,000
8	25,000,000	21,100,000
9	30,000,000	26,345,000
10	30,000,000	20,269,821

MV IV has an interest rate cap agreement with an international financial services group. The agreement provides payments to MV IV in the event of a rise in interest rates over the term of the forward contract. The interest rate cap agreement provides MV IV with the exact difference in cash flow between the forward contract it holds as a liability, and the funding loan it holds as an asset; therefore, MV IV holds a completely hedged net position.

Note 5 - Investment Transactions (continued)

The net value of these instruments is accounted for as a single item, rather than as separate assets and liabilities as the forward contract and the interest rate cap have been determined to be a hedge of the loan. At December 31, 2015, the net present value of the future cash flows of these instruments and the market value netted to zero; therefore, there are no related assets or liabilities shown in the accompanying consolidated statement of financial condition.

MV V

In June 2014, MV V entered into a forward contract with an unrelated third party, which was funded in part by the issuance of a loan in the amount of $37,500,000. Repayment of the loan will consist of nine annual payments of $1,995,000, including interest at a rate of 5.2%, and one final annual payment of all outstanding and unpaid interest and principal on May 28, 2024. At December 31, 2015 the loan balance plus accrued interest is $38,618,260.

The holder of the forward contract has the right and obligation to receive an annual payment of a face amount of certain bonds, the amount of which will be determined based on future interest rates, in exchange for a payment of a fixed strike price. Each such face amount of bonds has a strike price of $5,775,000 for the initial nine bond deliveries, and the tenth bond delivery has a strike price of $5,846,317. All ten bond deliveries have a notional amount of $7,400,000.

MV V has an interest rate cap agreement with an international financial services group. The agreement provides payments to MV V in the event of a rise in interest rates over the term of the forward contract. The interest rate cap agreement provides MV V with the exact difference in cash flow between the forward contract it holds as a liability, and the funding loan it holds as an asset; therefore, MV V holds a completely hedged net position.

The net value of these instruments is accounted for as a single item, rather than as separate assets and liabilities as the forward contract and the interest rate cap have been determined to be a hedge of the loan. At December 31, 2015, the net present value of the future cash flows of these instruments and the market value netted to zero; therefore, there are no related assets or liabilities shown in the accompanying consolidated statement of financial condition.

Note 6 - Income Taxes

The Company's current year taxable income was fully offset by prior year's net operating loss carry forward; therefore, there is no provision for current federal income taxes. The Company has a federal net operating loss carry forward remaining of approximately $980,000 available to offset future taxable income, which begins expiring in 2020. The Company has cumulative unrealized gains on securities owned of approximately $23,000 and future taxable income due to amortization of deferred revenue for federal income tax purposes of approximately $460,000. The net operating loss carryforward, net of the cumulative unrealized gains on securities and future taxable income due to amortization of deferred revenue for federal income tax purposes creates a deferred tax asset of approximately $75,000; however, the entire amount has been fully reserved with a valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying consolidated statement of financial condition. The deferred tax asset is computed using an expected tax rate of 15%.

Note 7 - Office Lease

The Company leases office space under a noncancelable operating lease through December 2016. A portion of the leased space is subleased to two unrelated parties under month-to-month leases. The Company's lease expense is offset by payments due under the subleases. Office rent expense for the year totaled $54,844, and rental income under the subleases for the year totaled $24,070. These amounts are reflected in the accompanying consolidated statement of operations as occupancy and equipment costs.

Note 8 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 8 - Off-Balance-Sheet Risk and Concentration of Credit Risk (continued)

At December 31, 2015, the Company has $32,073 or approximately 27%, of its total assets in commission receivable, securities owned and a clearing deposit held by or due from its clearing broker/dealer.

At December 31, 2015, the company has an advance due from the sole shareholder totaling $45,000, or 39% of its total assets.

Note 9 - Related Party Transactions/Economic Dependency/Concentration of Revenue

The sole shareholder of the Company, a registered representative and officer of the Company, generated substantially all of the Company's revenue for the year ended December 31, 2015 and received no compensation. The Company is economically dependent upon the sole shareholder due to the concentration of revenue generated by him.

Note 10 - Contingencies

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. In November 2014, FINRA's Department of Enforcement initiated a disciplinary proceeding against the Company related to its activities as a broker/dealer in securities. The case has been heard by FINRA and a finding by FINRA is currently pending. While the ultimate outcome of this disciplinary proceeding is not presently determinable, it is the opinion of management that the resolution will not have a material adverse effect on the financial position or results of operations of the Company.

Note 11 - Related Party Transactions

At December 31, 2015 the Company has an advance due from the sole shareholder totaling $45,000. The advance is non-interest bearing and due on demand.

The Company paid consulting fees totaling $37,100 to a related party during 2015.

Note 12 - Consolidated Subsidiaries

The following is a summary of certain financial information of the Company and its consolidated subsidiaries:

		Subsidiaries						
	Murphy & Co.	MV I	MV II	MV III	MV IV	MV V	Eliminations	Total
Total Assets	$ 77,174	$ 45,019	$ 148,236	$ 35,011	$ 50,900	$ 150,000	$(390,540)	$ 115,800
Total Liabilities	13,761	385,248	1,411	1,361	1,310	1,310	(390,540)	13,861
Total Equity	63,413	(340,229)	146,825	33,650	49,590	148,690	-	101,939
Total Revenue	156,643	-	-	-	-	-	-	156,643
Net Income (Loss)	20,835	(1,392)	(1,391)	(1,391)	(1,311)	(1,311)	-	14,039

The accounts of the subsidiaries are not included in the computation of the Company's net capital.

Note 13 - Subsequent Events

In January 2016, Murphy & Co. formed a new wholly-owned subsidiary, Murphy Ventures VI, LLC, a Delaware limited liability Company (MV VI). During January 2016, MV VI entered into various agreements, consisting of a long-term forward contract, a funding loan and an interest rate cap, with unrelated third parties to provide interest-rate hedges on their behalf. As a result, MV VI earned consulting fees totaling $650,000 and paid expenses totaling $500,000.

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2015, through March 10, 2016, the date which the consolidated financial statements were available to be issued.

Schedule I

WM. H. MURPHY & CO., INC.

Supplemental Information

Pursuant to Rule 17a-5

December 31, 2015

Computation of Net Capital

Total consolidated stockholder's equity	$ 101,939
Deduct stockholder's equity not allowable for net capital	(38,526)
Total stockholder's equity qualified for net capital	63,413
Deductions and/or charges	
Non-allowable assets:	
Other receivables	6,553
Prepaid expenses	7,354
Total deductions and/or charges	13,907
Net capital before haircuts on securities	49,506
Haircuts on securities:	
Securities owned	3,513
Undue concentration	1,386
Total haircuts on securities	4,899
Net Capital	$ 44,607
Aggregate indebtedness	
Accounts payable and accrued expenses	13,861
Total Aggregate indebtedness	$ 13,861
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 39,607
Ratio of aggregate indebtedness to net capital	.31 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2015 as filed by Wm. H. Murphy & Co., Inc. on Form X-17a-5. Accordingly, no reconciliation is deemed necessary

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

Murphy & Co. operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

Statement Regarding SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Wm. H. Murphy & Co., Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Wm. H. Murphy & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Wm. H. Murphy & Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and (2) Wm. H. Murphy & Co., Inc. stated that Wm. H. Murphy & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Wm. H. Murphy & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wm. H. Murphy & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



PHILLIP V. GEORGE, PLLC

Celeste, Texas
March 10, 2016

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Wm. H. Murphy & Co., Inc. Exemption Report

Wm. H. Murphy & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Wm. H. Murphy & Co., Inc.

I, William H. Murphy, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



William H. Murphy, CCO

January 4, 2016